FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 05/01/2013

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

Attached to this Form 6-K is a transcript of Ternium’s First Quarter 2013 Earnings Conference Call held on April 30, 2013 with the participation of Ternium’s Chief Executive Officer and Director, Mr. Daniel Novegil, Chief Financial Officer, Mr. Pablo Brizzio, and Investor Relations Director, Mr. Sebastián Marti. Such transcript has been published on April 30, 2013 in the financial media. Ternium does not guarantee the accuracy of the transcript attached herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: May 1, 2013

PARTICIPANTS

Corporate Participants

Sebastián Martí – Director-Investor Relations, Ternium SA

Daniel Agustín Novegil – Chief Executive Officer & Director, Ternium SA

Pablo Brizzio – Chief Financial Officer, Ternium SA

Other Participants

Rodolfo de Angele – Analyst, JPMorgan

Thiago Lofiego – Analyst, Bank of America Merrill Lynch

Ivano Westin – Analyst, Credit Suisse (Brasil) SA CTVM

Carlos F. De Alba – Analyst, Morgan Stanley & Co. LLC

Marcelo Aguiar – Analyst, Goldman Sachs do Brasil CTVM SA

André Pinheiro – Analyst, Itaú Corretora de Valores SA

Alexander Hacking – Analyst, Citigroup Smith Barney

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Ternium Frist Quarter 2013 Earnings Conference Call. [Operator Instruction] As a reminder, this call is being recorded.

I would now introduce your host for today’s conference, Sebastián Marti, Investor Relations Director. You may begin.

Sebastián Martí, Director-Investor Relations

Good morning and thank you for joining us today. My name is Sebastián Martí and I’m Ternium’s Director of Investor Relations.

Ternium issued a press release earlier today, detailing its results for the first quarter 2013. This call is complementary to that presentation. Joining me today are Ternium’s CEO, Mr. Daniel Novegil; and Ternium’s CFO, Mr. Pablo Brizzio, who will discuss our performance. At the conclusions of our prepared remarks, we will open up the call to your questions.

Before we begin, I would like to remind you that this conference call contains forward-looking information and that actual results may vary from those expressed or implied. Factors that could affect results are contained in our filings with the Securities and Exchange Commission and in our press release issued today.

With that, I’ll turn the call over to Mr. Novegil.

Daniel Agustín Novegil, Chief Executive Officer & Director

Thank you, Sebastián, and good morning to everyone. Well, you know that [ph] we had this sort of (01:19) teleconference when reporting the 2012 early results at the end of February and at the same token, we will have our Investor Day at the Guggenheim Museum in New York in around 60 days, that means on June the 27th.

So I will ask you, Pablo, to make a brief description of our results for the first quarter 2013 in order to go afterwards directly to the Q&A session.

Pablo Brizzio, Chief Financial Officer

Thanks, Daniel. Good morning to everybody. Before we go into the first quarter result, I would like to comment on a change we have made this quarter in our mining segment. The mining segment comprises the mining activity of Las Encinas, a company which we hold 100% equity interest and also comprises 50% of the operation and results performed by Peña Colorada, a company where we maintain a 50% equity interest.

Until the end of 2012, Peña Colorada was presented as an investment in non-consolidated companies. From the beginning of 2013, Ternium began to recognize Peña Colorada’s assets, liabilities, revenue and expenses in relation to its interest in the joint operation. This is the reason you will see an increase in most of the mining segment figures in the first quarter 2013 compared to the previous quarters.

Let’s go now to our operating performance in the quarter. EBITDA during the first quarter 2013 were $368 million, $140 million higher than the EBITDA in the fourth quarter 2012, mainly as a result of a 73,000 tons increase in the steel shipments and a $64 (sic) [$68] (03:18) decrease in steel operating costs per ton, partially offset by an $11 decrease in steel revenue per ton.

Steel shipments were 3% higher than in the fourth quarter 2012, an increase in all our markets. Industrial customers continues to drive our sales growth with our construction related shipments still relatively weak. Steel revenue per ton was relatively stable, a sequential reduction of just 1% with no big changes in Mexico and slightly lower revenue per ton in the Southern Region.

Steel prices in Mexico has been relatively stable during the last month helped in part by appreciation of the Mexican peso to the U.S. dollar, although the pricing environment in the North American has not been very strong as a result of an imbalanced supply-demand situation.

The steel segment’s operation cost per ton decreased mainly as a result of lower raw material and purchased slab costs and a higher absorption of fixed costs following the restart in February of a blast furnace in Argentina. Lowering raw material and purchased slab costs during the last couple of quarters should continue to show gradually in our cost of sales line in the next quarter as result of first in, first out methodology of accounting.

Due to all I said, consolidated EBTIDA per ton of steel increased by 56% from $105 in the fourth quarter of 2012 to $164 in the first quarter this year. Net income in the first quarter 2013 was $151 million, equivalent to a gain of $0.66 per ADS. The results compare with a $233 million net loss in the fourth quarter last year, a quarter that has been affected by a $275 million loss related to Ternium investment in Usiminas.

Coming now to our financial position. At the end of the year, Ternium continued improving its very strong balance sheet with a $1.5 billion net debt position, down from $1.7 billion at the end of the fourth quarter, and equivalent to approximately 1.2 times net debt to last 12 months EBITDA. Net cash provided by operational activities in the first quarter was $348 million, including a decrease in working capital of $51 million.

In addition, capital expenditure was $218 million, lower than the $312 million that we record in the fourth quarter last year. And in fact, [ph] we have an (06:32) estimate of around $800 million of total CapEx for 2013.

I will finalize these remarks with our outlook for the first quarter of 2013 as we stated in today’s press release. Steel consumption is gradually recovering. However, the steel – the North American steel industry’s capacity utilization [ph] situation (06:59) looks moderately high relative to apparent consumption, a situation that could lead to a weaker steel pricing environment.

In our region, the strongest sectors continues to be manufacturing, especially within the automotive industry, while construction remains at low but improving levels. Offsetting the softer pricing environment, the company anticipates a sequential reduction in steel cost per ton mainly due to lower raw material and purchased slab costs. Consequently, Ternium expects to generate operating income in the second quarter 2013 roughly in line with that of the first quarter 2013.

Well, these were the main issues I wanted to comment on. Please, now we can go to the Q&A session. Thanks a lot.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question is from Rodolfo Angele of JP Morgan, your line is open. [Operator Instructions]

<Q – Rodolfo Angele – JPMorgan>: Yeah, sorry, hi. Good morning, I have a couple questions. First, I wanted to get an update with a bit more detail on what’s going on in the market especially in Mexico and also in Argentina. And my second question is on the CSA potential acquisition, you spoke briefly about it last quarter, and just wondering if you have any new thing to add on that. And that’s it. Thank you.

<A – Daniel Novegil – Ternium SA>: All right. Thank you Rodolfo, this is Daniel Novegil. Let me start by the second part of your question regarding the CSA project. Let me tell you that Ternium is no longer participating in the CSA sale process, given a different value perception and also because of the industry situation [ph] second (09:19).

Going into your – the first part of your question, the market situation in Argentina as well as in Mexico. In Argentina, I would say that the market is doing well. We are performing quite well without having any problems to access to raw materials and other resources given the exchange rate situation. So the Argentine operation is – for the time being, is doing very well.

Regarding the situation in Mexico, I would say that it’s following what is going on in the U.S. market with a certain increasing consumption coming basically and especially from in the industrial sector, being the construction business a little bit behind in growth in both public investment as well as residential housing.

So all in all, I would say that Mexico is following what is going on in the U.S. and I would say that I don’t expect important changes in demand in the quarter to come, the numbers will be maybe a little bit lower than the ones that we are looking at in March and February but nothing relevant.

<Q – Rodolfo Angele – JPMorgan>: Thank you very much.

<A – Daniel Novegil – Ternium SA>: Thank you, Rodolfo.

Operator: Thank you. Our next question is from Thiago Lofiego of Merrill Lynch. Your line is open.

<Q – Thiago Lofiego – Bank of America Merrill Lynch>: Hi. I have two questions. First one about your raw material costs. I understand you do have a lag between market prices that you pay for raw materials and cost of goods sold that you register in your income statement of around two quarters. So the outlook for costs in the third quarter of the year should be negative, given higher [ph] annual (11:21) prices in the first quarter of the year, is that assessment right? Could you give us some color in that? I’m just trying to grasp here the margin outlook for the remainder of the year.

The second question is regarding still the CSA or the – your strategy going forward. So if you’re no longer looking into buying CSA, what are your options in terms of growth and in terms of maybe closing your slab gap that you have today, so what are the options going forward?

<A – Pablo Brizzio – Ternium SA>: Okay, Thiago, how are you? This is Pablo Brizzio.

<Q – Thiago Lofiego – Bank of America Merrill Lynch>: Hi.

<A – Pablo Brizzio – Ternium SA>: Let’s go first to the question on cost. You are right in your analysis in respect to slabs not in all the cost structure of the company. So in fact in the case of iron ore, which is in fact in only our operation in Argentina, the lag is lower on that so you [ph] will have (12:22) to see a reflection of the input cost already in the second quarter. You are right that what we are acquiring at the moment in relationship to slabs will start to be reflected at the beginning of the third quarter. So in that respect, this will follow the trend that you saw in pricing of steel products.

In respect to your second question, well, we – as Daniel mentioned, already comment on the issue of CSA, so now we will reassess for the future the options of the company – the company has, and basically that’s it. But please let’s – Daniel, if you have an additional comment on that, please.

<A – Daniel Novegil – Ternium SA>: Just adding to your comment Pablo, we will have a chance of getting together during the – our meeting, our annual meeting in a little bit more than a month, so there we will have the chance of speaking together and discuss and to analyze and to look what are the options, what are the alternatives, where we have our work prospecting in growth and in strategy and so on. So maybe this is not the time of going in these numbers in detail.

Regarding the first part of your question, Thiago, let me tell you and let me comment something, that we have seen recently a softer pricing environment, no doubt about that, maybe because of the consequence of excess capacity worldwide and also because of a very high level of capacity utilization in the U.S. market. So although lower prices are obviously not good news for Ternium, we do have some advantages vis-à-vis our competitors, [ph] but turning (14:20) to a relatively better position for us in this kind of weak market.

The partial integration of Ternium in terms of slab-making, the fact that we buy in the market around 2.5 million tons to 3 million tons of slab per year give us a production flexibility in our operation and at the same token, a cost advantage when buying steel in a market with overcapacity than – like the one that we are having these days. At the same time, the very deep and fully integration – integrated value-adding capacity that we have in our facilities in Argentina as well as in Mexico also helps us at time of low prices because these high level of customization and services give us a protection, so to speak, and defend our margins with our customers vis-à-vis competitors.

Going back to the Rodolfo question on what is going on in the Argentine market on top of what I quoted related to the situation in demand and different sectors of activity, I would say that the automotive industry is doing very well in Argentina as well as home appliances, maybe the construction business is a little bit weaker than the one that we had a year before. At the same time, you know that we have a very transparent company in relationship with the government as Directors representing the government have been participating in Siderar board for the last two years, and we are getting along properly and properly well with them.

So in the exchange rate market, no doubt that maybe it is a little more bureaucratic than before. But we are not having problems to operate and we have not able – the things that we had regarding this administrative costs and so on, we have been able to overcome. So regarding dividends, Siderar has consistently pay a yearly dividend. The last one in May 2012 was $40 million and in the last Siderar shareholders’ meeting was approved a payment of dividend for year 2013 of $70 million.

So regarding the pricing situation, we are not having government pressures or market pressures to reduce prices. So our prices, as always, aligned with the international market maybe with less volatility. And so we follow the international quotation with a lag to react to changes and also as, I said before, less volatility. That’s it. Thanks

<Q – Thiago Lofiego – Bank of America Merrill Lynch>: Thank you, Daniel, if I may, just back on the CSA issue, just to make it clear, you said you’re basically out of the process because of valuation divergence. Is that basically it or were there any other issues that are preventing you from not participating in the process?

<A – Daniel Novegil – Ternium SA>: No, no, as I said before, we are not longer participating in the sale process given the different value perception and also because of the industry situation, and that’s it.

<Q – Thiago Lofiego – Bank of America Merrill Lynch>: Okay, okay. That’s clear. Thank you.

<A – Daniel Novegil – Ternium SA>: Thank you.

Operator: Thank you. Our next question is from Ivano Westin of Credit Suisse. Your line is open.

<Q – Ivano Westin – Credit Suisse (Brasil) SA CTVM>: Hi Sebastián, Daniel and Pablo, thank you for call and for the question. [ph] So I expect to base initially (18:13) on your Pesquería project, your 1.5 million tons CRC and 0.4 million tons galvanizing capacity in Tenigal. if you could provide a guidance of the ramp-up from the second half – second half 2013 until 2015, it will be highly appreciated.

And the second question if you could also provide the ramp-up in the volumes of Peña Colorada and Las Encinas. And on Las Encinas [ph] draws, if you (18:38) could comment on third-party purchase as you had a higher cost on the back of this issue specifically in this quarter. So if you could comment on this throughout the year that will be also highly appreciated. Thank you.

<A – Daniel Novegil – Ternium SA>: All right. Well, let me start with the Pesquería project. Let me tell you that we are doing well. We are in a schedule, we are in budgeting, what is something that this not common nowadays in the steel industry. But we are really doing very well regarding budgeting and regarding [ph] product (19:08) and regarding scheduling of the process. We are planning to start operation of galvanizing line in next August.

And afterwards, we do have a ramp-up program in order to fill the capacity as soon as we can. We also are working very hard to finish the works in our cold rolling facility also located, as you know, in Pesquería. And we are making important changes that we will share with you in our Investor Day related with our marketing approach. Because as you know, as a consequence of the growth of Ternium, as a consequence of Usiminas, as a consequence of these new facilities that we are going to be operating in Mexico, we are making some important changes in our marketing approach and in our commercial approach, because we are starting to be a more industrial based kind of company with more orientation to high end products, high quality important service requirements, important logistic requirements. So we are making some important changes in our marketing structure in order to serve this market more efficiently.

So hopefully, we will have this inauguration in this coming August. We hope to do well passing all the customers and all the requirements in the automotive industry especially through this new facility, and so we have very good expectations on value coming from this investment to our company – to Ternium.

<A – Pablo Brizzio – Ternium SA>: Okay, Ivano, let me take your second question. In fact in our mining operation, we are basically working at full capacity. We are not in any ramp-up period. We are trying to produce in our mining operations in Mexico the most as we can. So there is no new processes or plans to increase capacity in the near future.

In relationship to the structure of cost of the company, it’s important to mention that we, from this quarter on, we are consolidating the 50% of the operation of Peña Colorada, so that’s why probably generating a little distortion on the number if you compare it to last quarter – quarter of last year. so basically, that’s the main difference. Of course, pricing, as you see there is reflecting the reduced price that you saw from last year to this year. Okay?

<Q – Ivano Westin – Credit Suisse (Brasil) SA CTVM>: Okay, thank you.

<A – Pablo Brizzio – Ternium SA>: Welcome.

Operator: Thank you. Our next question is from Carlos De Alba of Morgan Stanley. Your line is open.

<Q – Carlos De Alba – Morgan Stanley & Co. LLC>: Thank you very much. First question is regarding your dividends. If you don’t go for CSA and [ph] clear (22:23) you continue to do a good job in generating cash flows, is it possible that the company pays out a higher dividend at the $145 million, $130 million that has been paid in the last couple of years? And the second question is, going forward then, is a possibility that you increase your slab capacity in Mexico or would you take another look – fresh look at the Porto do Açu project in Brazil?

<A – Pablo Brizzio – Ternium SA>: Okay, Carlos, how are you? Let me take the first question regarding dividend, as you know, Ternium does not have a dividend policy. We have – even though that, we have been – sustainably been paying dividend every year. This year, we proposed a dividend of $130 million and you know that we will have our shareholders’ meeting in a couple of days. In fact – so they want to decide if there is [ph] any different dividend (23:30), we are expecting that to happen. So we are not expecting to see any difference in our company. At the moment in relationship to any transactions or expectations from our side is to see this dividend approved and that’s it. But now for the second part of your question, let me ask Daniel to take it.

<A – Daniel Novegil – Ternium SA>: It’s talking about – Carlos, it’s talking about vertical integration. you know that, we have been discussing with some of you in the past about maybe adding some capacity in Mexico through the DRI route. We are always in the process of constantly reassessing all our options, always [ph] have relied on (24:16) the market situation and perspectives.

So if we do have something more in detail to share with you, I will address this in the Investor Day, expanding – our vertical integration in Mexico is always something that we have among our options and priorities, so we will continue analyzing that option and to look for a cost analysis [ph] base (24:45) and a cost benefit [ph] base (24:48).

Talking about the project in Brazil, the project, the Açu project, as you know in the fourth quarter of 2012, we wrote down the PP&E, that means the property, plant and equipment, related to the this development of the Açu project, and this was done mainly as a result of lack of availability of natural gas in the area. As you know and as we have been discussing with many of you, this project was based on the DRI route as opposed of being based upon the blast furnace route. And also we had an important iron ore slurry line delay and investments overruns in the Anglo American Minas-Rio project. So with taking all this into consideration and putting all these ideas and these perspectives together, we’ve decided to wrote down the property, plant and equipment, PP&E, in the fourth quarter.

In relationship with the vertical integration, I would also take the opportunity of your question to comment that we are doing very well in Argentina with our investment plan. We are in the process inaugurating our new vacuum degassing line in August/September that will allow us to grow in Argentina for a more sophisticated market, high end products, automotive industry, home appliances and so on and so forth, [ph] go (26:25) together with the Usiminas project, together with the expansion in Pesquería, and we are getting again, as I mentioned before, a more sophisticated profile and more industrial based supply.

On top of that, we also are planning to put in operation our new continuous caster in Siderar in Argentina that will add the capacity of slab production and this line will enter into operation next March. We will be making the [ph] testing proofs (26:59) and everything during summer time in Argentina, that means January and February. And though – with all these projects together, I think that we are addressing and we are assessing properly the issue of the vertical integration of Ternium looking forward.

<Q – Carlos De Alba – Morgan Stanley & Co. LLC>: All right. Thank you very much.

Operator: Thank you. Our next question is from Marcelo Aguiar of Goldman Sachs. Your line is open.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Hi, gentlemen. Thank you for the opportunity and congratulations on the decision not to move forward with the CSA acquisition. Regarding the – your strategy, I mean some of my question was already made, but I’d like just to understand, I mean today, how would you view your slab purchase strategy if Lázaro Cárdenas is not available for supply slab in Mexico, how this would change your cost base, okay? Given I mean all the news that ArcelorMittal is one of the dealers for Alabama. So if you can comment in more detail how much have the guys have been sourcing from Lázaro, and if this is not available anymore for some reason, I’m not sure if you guys have very long-term contracts, how this would impact your profitability in Mexico. That’s the first question. I’ll make the second question later on.

<A – Daniel Novegil – Ternium SA>: Well, regarding this question, Marcelo. I could say that we don’t see any problems in the options on supply of slab currently. As a matter of fact, we are being benefited by the market situation because of the gap between the slab pricing and – that means the supply of slab [ph] at the end and (28:51) our pricing at the high end and the demand side. So we see that the balance between supply and demand for our operation is now in a good moment.

I don’t see any problem in the procurement of slabs with our operation in Mexico coming from the current sources, meaning the current source is Brazil, meaning the current source is Argentina from the expansion of Siderar. Lázaro Cárdenas also I don’t see Lázaro Cárdenas using the full capacity to supply other sources than – different than Ternium. And also we also have the ability to develop in the last year a very good Russian supply. So we – I don’t – I see that our supply base is strong now and I do not expect it to change in the short run, and I guess that we will be able to continue enjoying this supply in the medium and in the short run. Second question being?

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Yeah. Sorry. Just maybe I should have been more specific on my first question. I was more referring I mean given Lázaro’s closer to your mill, I guess that you would have much lower logistic costs when compare if you report from Russia. So that was the focus of my question, on the first question.

<A – Daniel Novegil – Ternium SA>: Well, the issue there is that, Marcelo, as you know, the pricing is based upon opportunity costs, though when we negotiate our slab supply, our suppliers also know the sources that are competing against them. So in an event even when the logistic cost of Lázaro is better, no doubt, and also the speed of supply is better, the pricing is internationally based. So I don’t see any important advantage not to be offset by these logistic factors and speed factors. At the same time, I see Lázaro Cárdenas continue being a good supplier of our needs in the short run as well as in the medium run.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Okay. Great. On the demand side, I mean just if you can explore a little bit more the outlook performance of these other regions that you guys are selling. Which have the potential in terms of growth of shipments to those regions, I mean U.S., Colombia and Central America given the strong performance in the first quarter? Thank you very much.

<A – Daniel Novegil – Ternium SA>: Yeah. Let me show – expand a little bit the outlook that we delivered in our press release with some very short quotations and general quotations. As you know, the steel industry capacity utilization in North America looks high – looks high relative to apparent steel consumption. The mills are running using something like 78.5%, 79% of capacity utilization and this very high level of capacity utilization vis-à-vis the market demand is putting downside pressures on pricing [ph] first (32:17).

This situation is leading to a weaker steel pricing environment in the region despite the fact that we have a gradual recovery in steel consumption in North America as a whole, in the U.S.A. as well as in Mexico. The strongest sectors continues to be the industrial sector, that means manufacturing, especially within the automotive industry. And at the same time, construction remains [ph] at low (32:52), but I consider improving level with an interesting potential looking forward. But now – right now, the construction seems to be performing weaker than the industrial sector in Mexico as well as in Argentina and as well as in the U.S.

Offsetting the soft pricing environment, we are expecting a reduction in steel cost per ton in the second quarter 2013, mainly due to the fact of our lower raw material and purchased slab cost. As a consequence of this situation, as I said, that we expect to generate operating income in the second quarter 2013 roughly and mainly in line with that of the first quarter. The market in Colombia and Central America, even when the impact is lower in our operating income and in our commercial [ph] sites (33:56), these markets are doing, I would say, stagnant if not weak.

So going back to the first part of your question, I’m talking about the U.S., the market is doing fairly well for the expectations, but the mills still remain a level of capacity utilization that in my view is very high, is too much high. So maybe we will have to wait until the market reaches a better supply-demand balance in this region in this part of the world.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Thank you very much, gentlemen. Thank you, Daniel.

<A – Daniel Novegil – Ternium SA>: Thank you, Marcelo.

Operator: Thank you. Our next question is from André Pinheiro of Itaú BBA. Your line is open.

<Q – André Pinheiro – Itaú Corretora de Valores SA>: Good morning, Daniel. Good morning, everyone. I just have two quick questions here. I mean you were talking about steel prices in North America, just want to get an idea if you see China as a risk for global steel prices this year. I mean we’ve seen production levels pretty high, if we can see further price pressure in the second half of the year. That would be my first question. And my second question actually, if you can give us a little update on your CapEx guidance for 2013. That would be basically it. Thank you.

<A – Daniel Novegil – Ternium SA>: Okay. Let me quote your question in – well, first, as you know, the GDP growth in China in the first quarter was 7.5%, that compares against 7.7% of the last quarter of 2012, [ph] first (35:44). Second, as you said, the level of production of China is quite high. If we take our – the weekly numbers and we annualize these numbers, they are running at a level of production of 767 million tons, 765 million tons per year, that is quite high. What the impact and the consequence of this production level is an important level of exports coming out of China. The level of exports of China are around 55 million tons, 58 million tons on a yearly basis.

But I was participating in the last forecast of World Steel Association, as you know, I was chairing the ECON Committee, the economic and forecasting analysis committee of World Steel Association until last year. And so we had chance of getting together and discussing about China and the demand in this part of the world for the rest of the year. And even when China is slowing down a little bit, there are dynamics in China that make me feel confident that China will continue being a driver in steel consumption and in steel demand. The urbanization is going very fast. The target is to reach a level of urbanization of 60% in the coming five years, that means – I mean that we will be expecting an important improvement in consumption of steel-using goods like home appliances and cars and so on.

As you know, with the population of China, even when the automotive industry is increasing, the level of production year-by-year is still very low, very, very low in relationship with the population and urbanization rate of China. So we have to take a very professional look on what is going on in China, many changes. Growth, maybe slowing down a little bit, changes from investment and infrastructure to consumption, urbanization dynamics, demographic pressures, maybe a lower elasticity of steel demand relative to GDP.

As you know, in the last 30 years of [ph] quick (38:22) growth of China, the elasticity was of steel consumption against GDP was well above 1, it was 1.5, 1.8. Now it’s below 1. That means that when China grows at 7.5% in GDP, the steel consumption goes up at 4%, 3.5%, 5%, that is lower than 1 in elasticity. So I’m optimistic that in the – at least in the short and in the medium run, China will continue, be driving the steel demand and will continue being an important demand [ph] drive (39:04) of steel products and steel finished goods.

<A – Pablo Brizzio – Ternium SA>: Okay. Regarding your second question, we are still having the same number as a forecast for CapEx during 2013, which is $800 million. So we are sustaining to the same number we have up to last year. $800 million in total to finish the different project that we have in place at the moment.

<A – Daniel Novegil – Ternium SA>: Yeah, we are running the investment plans at a pace of around $220 million, $200-and-something million per quarter.

<Q – André Pinheiro – Itaú Corretora de Valores SA>: Okay, perfect, thank you, Daniel. Thank you, Pablo.

<A – Daniel Novegil – Ternium SA>: Thanks a lot.

<A – Pablo Brizzio – Ternium SA>: You’re welcome.

Operator: [Operator Instructions]. Our next question is from Alex Hacking of Citibank. Your line is open.

<Q – Alex Hacking – Citigroup Smith Barney>: Good morning. Thanks for the call. I just have one quick follow-up regarding CSA. Let’s say hypothetically, that the seller comes back with a more realistic lower valuation on the asset, would you see yourselves open to reengaging in this process or you think the door is completely closed now? Thanks.

<A – Pablo Brizzio – Ternium SA>: Alex, this is Pablo Brizzio. We already commented on what we think about this project, so we’d like to stick to that and do not speculate in any additional possibilities.

<Q – Alex Hacking – Citigroup Smith Barney>: Okay, thank you.

<A – Pablo Brizzio – Ternium SA>: You’re welcome.

Operator: Thank you. Our next question is from Marcelo Aguiar of Goldman Sachs. Your line is open.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Hi guys, so just a follow-up here, just on the [indiscernible] (40:46), it’s more [ph] to say a (40:48) question on your financial. Just on the – I mean I didn’t see you guys highlighting which is the impact on the Peña Colorada in the EBITDA line for first quarter, just to make an apple-to-apple comparison with the previous results and forecasts.

<A – Daniel Novegil – Ternium SA>: Yes, Pablo, [ph] please (41:03).

<A – Pablo Brizzio – Ternium SA>: Yes. Okay. As you see in our mining segment, the EBITDA for the quarter was $35 million, and if you compare that to the fourth quarter of last year, which was $26 million. So the difference mostly because there was a reduction in average price is coming from the consolidation of Peña Colorada.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Okay, so now it’s clear. And about the – sort of the price in Argentina, I know you guys comment about that, but I mean we are seeing a lot of currency depreciation and much stronger currency depreciation than the previous quarter. So I’d just like to verify, I mean how fast you guys have been able to reflect that currency depreciation, at least the official rate, right, of Argentine peso into your prices in Argentina. I mean definitely it’s a much different situation in terms of currency movement than we have been seeing in the previous quarters.

<A – Pablo Brizzio – Ternium SA>: Okay. As you know, we already stated prices following international relationships and of course with low volatility, especially during this quarter, we saw a worldwide spread reduction in pricing. So the prices that you saw reducing this quarter coming from probably previous quarter was around $11 per ton, [ph] on average (42:29), basically will spread around all the markets in which we were. And so we are basically having the same price situation in different markets, so – and movements of prices in this quarter specifically were basically well spread around all our markets.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Okay. If I can, the last question, Daniel, [ph] just I mean (42:54) given the recent move on natural gas prices and [ph] slab (42:57) prices, so how you guys are seeing the competitiveness when you compare your three routes of steel production. I mean slab purchase, DRI in Mexico, integrated in Argentina, where – can you rank and can you elaborate a little bit about which one is the best route right now and what, going forward, what you think is the opportunity here?

<A – Daniel Novegil – Ternium SA>: Yeah. I have no doubt that our operation in Mexico using DRI the most efficient one route that we have in the Ternium system and I would say that maybe the most efficient route worldwide, when we comparing – benchmarking against other steel producers. Even when the gas price went up a little bit from $2.7, $2.8 to $4.2, $4.3 nowadays, including taxes, we are paying a net price of $4.8 per million Btu in natural gas is still very competitive. And even the situation of shale gas in the U.S. and also the developments that we are undergoing – that the government is undergoing in Mexico, we don’t see important swings in this situation in the years to come. So I would say that looking forward, I see that our operation in Mexico being really very competitive in the Ternium landscape as well as in the world landscape, we compare with anybody. Our cost base in the Mexican operation is very, very good.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: Thank you very much.

<A – Daniel Novegil – Ternium SA>: If we have a chance, Marcelo, maybe we have a chance of talking about that in Investor Day, if I prepare some numbers I will share with you.

<Q – Marcelo Aguiar – Goldman Sachs do Brasil CTVM SA>: [ph] Forward looking. Yeah. (44:48)

<A – Daniel Novegil – Ternium SA>: Thank you.

Operator: Thank you. I’m not showing any further questions in the queue. I’d like to turn the call back over to management for any further remarks.

Pablo Brizzio, Chief Financial Officer

Okay. Thank you again for your interest in Ternium and for your time today. We look forward to remain in touch with you as usual. And please contact us if you have any additional questions. Thanks a lot. Bye bye.

Operator: Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone have a great day.